Exhibit 99.1

Canadian Solar Inc. Announces Results of 2019 Annual Meeting of Shareholders

GUELPH, Ontario, June 26, 2019 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it held its 2019 Annual Meeting of Shareholders on June 26, 2019. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.              The election of Mr. Shawn (Xiaohua) Qu as a director of the Company;

2.              The election of Mr. Robert McDermott as a director of the Company;

3.              The election of Mr. Harry E. Ruda as a director of the Company;

4.              The election of Mr. Andrew (Luen Cheung) Wong as a director of the Company;

5.              The election of Mr. Arthur (Lap Tat) Wong as a director of the Company; and

6.              The re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 34 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.